FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK
THIRD QUARTER 2004 RESULTS - HIGHLIGHTS

  Net profit of SAR1,234 million (US$329 million) for the nine months ended 30 September 2004 - up SAR322 million (US$86 million) or 35.4 per cent over the same period in 2003.
  Customer deposits of SAR39.4 billion (US$10.5 billion) at 30 September 2004 - up SAR3.1 billion (US$0.8 billion) or 8.3 per cent over 30 September 2003.
  Loans and advances to customers of SAR29.5 billion (US$7.9 billion) at 30 September 2004 - up SAR5.4 billion (US$1.4 billion) or 22.0 per cent over 30 September 2003.
  Total assets of SAR52.3 billion (US$13.9 billion) at 30 September 2004 - up SAR4.1 billion (US$1.1 billion) or 8.6 per cent over 30 September 2003.
  Earnings per share of SAR24.68 (US$6.58) for the nine months ended 30 September 2004 - up 35.4 per cent from SAR18.24 (US$4.86) over the same period in 2003^.

^Earnings per share for the quarter ended 30 September 2003 have been restated to reflect the 1-for-4 bonus share issue in March 2004.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,234 million (US$329 million) for the nine months ended 30 September 2004. This represents an increase of 35.4 per cent over the SAR912 million (US$243 million) earned in the same period in 2003. Earnings per share increased to SAR24.68 (US$6.58) compared to SAR18.24 (US$4.86) for the same period last year.

Customer deposits increased to SAR39.4 billion (US$10.5 billion) at 30 September 2004 from SAR36.3 billion (US$9.7 billion) at 30 September 2003.

Loans and advances to customers were higher at SAR29.5 billion (US$7.9 billion) at 30 September 2004 from SAR24.1 billion (US$6.4 billion) at 30 September 2003.

The bank's investment portfolio totalled SAR14.9 billion (US$4.0 billion) at 30 September 2004, a decrease from SAR19.6 billion (US$5.2 billion) at 30 September 2003, as proceeds from maturing investments have been reinvested in the loan portfolio.

Geoff Calvert, managing director of The Saudi British Bank, said: "Our results for the nine month period reflect our strong customer base and banking franchise. Operating revenues, especially non-funds income, are well above the same period in 2003 and overheads have been contained. Our loan portfolio remains sound and this is reflected in the low provision for credit losses. Capital and liquidity positions remain strong.

"We are pleased to have received the Euromoney award for 'Best Bank in the Kingdom of Saudi Arabia' for the second consecutive year.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: October 12, 2004